Exhibit 99.1

Ninetowns Reports First Quarter 2005 Results

BEIJING, May 5 /Xinhua-PRNewswire/ – Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News) , a leading PRC enterprise software provider in automating import/export processing in China for enterprises and trade-related PRC government agencies, today reported its financial results for the first quarter of 2005.

Financial highlights for the first quarter of 2005
*	Total net revenue for the first quarter of 2005 increased to US$7.7 million, as compared to US$4.9 million for the first quarter of 2004, representing a 59.1% increase.
*	Gross margin for the first quarter of 2005 was 92.6%, as compared to 98.8% for the first quarter of 2004.
*	Operating margin for the first quarter of 2005 was 70.1%, as compared to 74.5% for the first quarter of 2004.
*	Net income for the first quarter of 2005 increased to US$5.9 million, as compared to US$3.3 million for the first quarter of 2004, representing an 80.2% increase.
*	Diluted EPS for the first quarter of 2005 was US$0.16, as compared to diluted EPS for the first quarter of 2004 of US$0.12.
Financial results

Total net revenue for the first quarter of 2005 was US$7.7 million, representing a 59.1% increase, compared to US$4.9 million for the first quarter of 2004. While the first quarter is typically a slower quarter due to seasonality reasons such as the week-long Chinese New Year holiday, total net revenue for the first quarter was within the prior guidance of US$7.1 million to US$7.9 million.

Net revenue from sales of enterprise software for the first quarter of 2005 was US$6.4 million, representing 83.1% of total net revenue, as compared to 96.4% and 87.0% for the first and fourth quarter of 2004, respectively. Net revenue from software development services for the first quarter of 2005 was US$1.3 million, representing 16.9% of total net revenue, as compared to 3.5% and 12.9% for the first and fourth quarter of 2004, respectively.

Despite the first quarter being a slower quarter, our gross margin was above 90%. Gross profit for the first quarter of 2005 was US$7.2 million, or 92.6% of total net revenue, representing an increase of 49.1% compared to US$4.8 million, or 98.8% of total net revenue for the first quarter of 2004. Gross profit for the fourth quarter of 2004 was US$7.2 million, or 96.2% of total net revenue.

Operating income for the first quarter of 2005 was US$5.4 million, representing a 49.7% increase, compared to US$3.6 million for the first quarter of 2004. Operating income for the fourth quarter of 2004 was US$5.0 million. Operating margin for the first quarter of 2005 was 70.1%, compared to 74.5% and 66.5% for the first and fourth quarter of 2004, respectively.

Net income for the first quarter of 2005 increased to US$5.9 million, representing an 80.2% increase compared to net income of US$3.3 million for the first quarter of 2004. Net income for the fourth quarter of 2004 was US$5.2 million.

Diluted earnings per ADS / share for the first quarter of 2005 were US$0.16, compared to the diluted earnings per ADS / share of US$0.12 and US$0.16 for the first and the fourth quarter of 2004, respectively.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2005, which was RMB8.2765 to US$1.00. The percentages stated in this press release are calculated based on Renminbi.

Mr. Shuang Wang, Chief Executive Officer, said, "Although the first quarter is typically a slower quarter for us, revenues came in at the high end of our prior guidance. We continued to gain new clients in the marketplace due to our proven products and services, while maintaining our focus on operating efficiencies. We benefited from the growing acceptance of the import/export e-filing process as international trade enterprises and government agencies recognize its effectiveness and are increasingly demanding its services."

Mr. Tommy Fork, Chief Financial Officer, said, "Our strong first quarter performance is the result of both strong organic revenue growth and our improved operating margin. More importantly, we have been able to maintain our profitability while absorbing the costs associated with our increasing sales, marketing and technical staff additions to support our customers and growing business. Our results demonstrate the scalability of our model and our success at increasing revenue per customer. As our products and services continue to gain more market penetration, we believe we are well on our way in achieving our financial objectives."

Notable first quarter 2005 achievements
*	Installed iDeclare user base increased to 103,000 at the end of the first quarter of 2005 from 95,000 at the end of the fourth quarter of 2004.
*	Sold approximately 8,000 iDeclare software licenses and approximately 4,600 iDeclare maintenance contracts.
*	Won US$680,000 Development Contract from the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the "PRC Inspections Administration") to develop a Decision & Support System.
*	Established one additional branch office in March and two additional branch offices in April, resulting in a total of 22 sales, distribution and service support offices in China by the end of April.
Outlook

Mr. Shuang Wang commented, "We believe Ninetowns is in a strong position. China remains one of the leaders in worldwide commerce and the focus of enterprises both large and small. Over the past 10 years Ninetowns has built an impressive product suite to navigate the complex import/export process in China. We have also established long-term relationships with our international trade clients and over 400 branches of the PRC Inspections Administration. A primary focus for 2005 will be on expanding our product breadth. There is a substantial opportunity to launch new modules and to leverage the power of our established customer base to further extend Ninetowns' role in the international trade value chain."

"In the immediate term, we have shifted resources previously dedicated to iDeclare to the launch and commercialization of iProcess. We are launching iProcess towards the end of the second quarter and we expect sales to ramp up throughout the remainder of 2005. We believe iProcess will become an important product for us because its targeted market is potentially larger than the market for iDeclare. For the second quarter of 2005, we expect total net revenue to be in the range of US$6.4 million to US$7.2 million, with net income in the range of US$4.5 million to US$5.2 million or diluted EPS of US$0.13 to US$0.14. For the full year of 2005, we are reiterating our prior guidance. We continue to expect total net revenue for 2005 to be in the range of US$31.4 million to US$36.2 million, representing an expected year-over-year growth of 39.0% at the midpoint of the range. For the full year of 2005, operating margin is expected to be in the range of 65% to 70% and diluted earnings per share / ADS are expected to be in the range of US$0.60 to US$0.70. This is based on a diluted share count of 36 million shares / ADSs."

Investor Conference Call / Webcast Details

A conference call has been scheduled for 7:00 a.m. in Beijing on May 6, 2005. This will be 7:00 p.m. on May 5, 2005 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-913-981-5543 and referencing confirmation code 1080543. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 10:00 a.m. on Friday, May 6, 2005 in Beijing (10:00 p.m. in New York on Thursday, May 5, 2005) through 12:00 p.m. on Friday, May 13, 2005 in Beijing (midnight in New York on Thursday, May 12, 2005) at http://www.ninetowns.com/english and by telephone at +1-719-457-0820. The password for the replay is 1080543.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as Ninetowns grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and Ninetowns assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

     Source: Ninetowns Digital World Trade Holdings Limited

     Contacts:
     Lisa Zheng, Investor Relations,
     Ninetowns Digital World Trade Holdings Limited
     Tel: (+86-10) 6588-2256
     ir@ninetowns.com

     David Pasquale, EVP,
     The Ruth Group
     Tel: +1-646-536-7006
     dpasquale@theruthgroup.com